Emles Trust	Foreside Financial Services, LLC
5323 Anita Street	3 Canal Plaza, Suite 100
Dallas TX 75206	Portland, ME 04101
(833) 673-2661	866-251-6920

VIA ELECTRONIC TRANSMISSION

October 7, 2020

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Emles Trust’s Registration Statement on Form N-1A, Pre-Effective Amendment No. 2, File Nos. 333-238758 and 811-23431

Dear Mr. Orlic:

Emles Trust (the “Registrant”) and Foreside Financial Services, LLC, the principal underwriter for the Registrant, each an undersigned, hereby request, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registrant’s registration statement on Form N-1A be accelerated to October 8, 2020, or, in the alternative, acceleration to the earliest possible time after the date requested. Absent acceleration, the Amendment would not become effective.

If you have any questions concerning this request, please contact Registrant’s counsel JoAnn M. Strasser at (614) 469-3265 or Owen J. Pinkerton at (202) 263-4144.

Sincerely,

/s/Alexa Bonaros	/s/Mark Fairbanks
Emles Trust	Foreside Financial Services, LLC
By: Alexa Bonaros	By: Mark Fairbanks
Title: Vice President	Title: Vice President